Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To members of the Administrative Committee of the
     Bowne & Co., Inc. 401(k) Savings Plan:
      We consent to the incorporation by reference in the Registration Statement (No. 033-35810) on Form S-8 of Bowne & Co., Inc. of our report dated June 29, 2006 relating to the statements of net assets available for benefits, as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005 of Bowne & Co., Inc. 401(k) Savings Plan and the related supplemental schedule as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of Bowne & Co., Inc. 401(k) Savings Plan.
/s/ KPMG LLP
New York, New York
June 29, 2006